October 13, 2006

BY FAX AND U.S. MAIL

Charlene A. Grant
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

> Re: **Separate Account A Of Pacific Life Insurance Co**
> Initial Registration Statement on Form N-4
> File Nos. 333-136597, 811-08946
>
> **Separate Account A Of Pacific Life & Annuity Co**
> Initial Registration Statement on Form N-4
> File Nos. 333-136598, 811-09203

Dear Ms. Grant:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on August 14, 2006. We have given the registration statements a selective review based on the representation in your letter dated August 14, 2006, that the registration statements are substantially similar to current effective registration statements. (File Nos. 033-88460 and 333-122914, respectively.) Based on our selective review, we have the following comments on these filings. (Page numbers refer to the courtesy copy of File No. 333-136597.)

1. **Fees and Expenses (p. 7)**

   Please place the word "Stepped Up" before the line item "Death Benefit Rider Charge".

2. **Total Annual Fund Operating Expenses (p. 9)**

   Please revise the range of portfolio expenses to show the range before any waivers or reimbursements. An additional line reflecting waivers is allowed under the circumstanced described in Release IC-25802 (November 13, 2002), n.14. Also, please note that expense examples can only reflect contractual waivers for the duration of the waiver.

3. **Death Benefits Amounts (p. 33)**

   Please provide examples of the adjustment made to purchase payments for withdrawals. One of the examples should include the scenario where the death benefit exceeds the contract value.

4. **How the SDBR Works (p. 34)**

   Please provide examples of how the Guaranteed Minimum Death Benefit works.

5. **Optional Earnings Enhancement Guarantee (EEG) Rider (p. 35)** *(333-136597 only)*

   a. Please provide examples of how the EEG Rider works.

   b. Please emphasize in bold the sentence noting that the EEG Rider and GEE rider are the same.

6. **Income Access Rider (pp 40 and 41)**

   a. The prospectus notes on page 40 that aggregate withdrawals in a Contract Year in excess of the amount allowed under the rider can reduce the base from which further withdrawals may be made. This can be significant if contract value is low. Accordingly, please note this in the summary for the rider and highlight this fact in bold in the discussion on page 40.

   b. The prospectus states on page 41 that the Annual RMD Amount are distributed "for a Calendar Year," but that the exclusion granted for RMDs requires that no withdrawals other than RMDs be made during the Contract Year. It is unclear how this would work in practice. Please clarify descriptively and by example how a withdrawal would and would not be deemed to have been made during a Contract Year for purposes of this condition.

7. **Guaranteed Protection Advantage 5 (GPA 5) Rider (p. 44)**

   Please provide examples of how the GPA 5 Rider works.

8. **GIA Plus Rider (page 44)**

   The prospectus notes that the GIA Plus Rider is available only if Contract Value is invested under an asset allocation program maintained for the Rider.

   a. Please revise the prospectus to describe in detail the nature of the asset allocation program, focusing on the risks assumed and investment strategies employed.

   b. The summary on page 6 suggests that certain benefits under the rider are available whether or not the asset allocation model is used. Please reconcile the inconsistency.

9. **General Comment**

   If applicable, please disclose in the section describing each rider, which riders cannot be owned contemporaneously and also please disclose this in the summary and fee table.

10. Loans (p. 56)

Please consider moving the "Loans" section outside of the "Federal Tax Status" section.

11. Power of Attorney (Part C)

Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

12. General Comment

Please provide a representation that the corresponding changes made in response to the comments above will likewise be made to the registration statements that are similar to these filings when you file their post-effective amendments.

13. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

14. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products

Cc: Harry Eisenstein, Branch Chief